# Van Eck Global

**Van Eck Global's mission is to offer investors intelligently designed investment strategies that take advantage of targeted market opportunities. We seek to provide long-term, superior performance in all our offerings, giving investors a choice between active and index strategies.**

- 1955: Founded Van Eck Global with launch of international equity mutual fund
- 1968: Created the U.S.'s first gold equity fund
- 1993: Began managing emerging markets assets
- 1994: Created first long-only hard assets fund
- 1996: Created hedge fund subsidiary;
  Launched long-short hard assets and emerging markets distressed debt strategies
- 2006: Launched Market Vectors ETFs; issued first gold ETF based on miner shares
- 2011: Launched index company, Market Vectors Index Solutions
- 2013: Created aggregate emerging markets bond index

Investors include financial advisors and over 400 institutions globally.

- Total assets under management $25.1B
- 34 investment professionals in the areas of emerging markets equity and debt, commodity equity, liquid alternatives, and ETFs
- Sponsor of 65 Market Vectors ETFs*; among the largest ETF providers globally
- 230 employees, with headquarters in New York, and offices in Australia, Germany, and Switzerland
- Private ownership structure allows the firm to focus on investment performance through market cycles

**Assets Under Management** *by Asset Categories*



Alternatives and Other ($2.6B)
Emerging Markets Equities and Debt ($5.5B)
Gold ($6.3B)
Natural Resource Equities and Commodities ($6.4B)
U.S. Income ($4.3B)


*All data, unless otherwise noted, as of December 31, 2015*

*Market Vectors Generic Drugs ETF launched on January 13, 2016

Van Eck has dedicated teams of sales professionals--in the U.S. and abroad--covering all major distribution channels including advisory and institutions. The firm also has a dedicated team of ETF specialists, located in the U.S., Europe, Asia, and Australia.



| Advisory Sales | Institutional Sales | ETF Sales |
|---|---|---|
| Sales Support: 800.826.2333<br>advisorservices@vaneck.com | Sales Support: 800.826.2050<br>institutional@vaneck.com | Sales Support: 800.826.2333<br>info@vaneck.com |





Van Eck Global
SINCE 1955

Van Eck Global's investment management team has expertise in a number of specialized areas, such as hard assets and gold equities, emerging markets equities and debt, and liquid alternative investments.

- Active strategies offered via mutual funds and separate accounts
- Also offer the Variable Insurance Portfolio (VIP) Trust Funds, a series of investment choices within the variable annuity contracts and variable life policies of widely known and highly regarded insurers
- Portfolio managers and sector analysts with both financial, technical, and direct industry backgrounds

| | Van Eck Funds | Class | Ticker | Inception |
|---|---|---|---|---|
| Active Equity | **Global Hard Assets Fund** | | | |
| | Category: Natural Resources | A | GHAAX | 11.02.94 |
| | | C | GHACX | 11.02.94 |
| | | I | GHAIX | 05.01.06 |
| | | Y | GHAYX | 04.30.10 |
| | **International Investors Gold Fund** | | | |
| | Category: Precious Metals Equity | A | INIVX | 02.10.56 |
| | | C | IIGCX | 10.03.03 |
| | | I | INIIX | 10.02.06 |
| | | Y | INIYX | 04.30.10 |
| | **Emerging Markets Fund** | | | |
| | Category: Emerging Markets | A | GBFAX | 12.20.92[1] |
| | | C | EMRCX | 10.03.03 |
| | | I | EMRIX | 12.31.07 |
| | | Y | EMRYX | 04.30.10 |

| | Van Eck Funds | Class | Ticker | Inception |
|---|---|---|---|---|
| Acrtive Fixed Income | **Unconstrained Emerging Markets Bond Fund** | | | |
| | Category: Emerging Markets Bond | A | EMBAX | 07.09.12 |
| | | C | EMBCX | 07.09.12 |
| | | I | EMBUX | 07.09.12 |
| | | Y | EMBYX | 07.09.12 |
| Index | **Long/Short Equity Index Fund** | | | |
| | Category: Liquid Alternatives | A | LSNAX | 12.12.13 |
| | | I | LSNIX | 12.12.13 |
| | | Y | LSNYX | 12.12.13 |
| | **CM Commodity Index Fund** | | | |
| | Category: Commodities Broad Basket | A | CMCAX | 12.31.10 |
| | | I | COMIX | 12.31.10 |
| | | Y | CMCYX | 12.31.10 |


THOMSON REUTERS
LIPPER FUND AWARDS 2015
UNITED STATES

**Recognized as Best Funds in their respective categories for consistent risk adjusted returns relative to their peers for the periods ending December 31, 2014:**

- **Van Eck Global Hard Assets Fund (Class A: GHAAX)** - *Awarded Best Fund over 10 years in the Global Natural Resources Funds Category*
- **Van Eck International Investors Gold Fund (Class A: INIVX)** - *Awarded Best Fund over 10 years in the Precious Metals Equity Funds Category*
- **Van Eck Emerging Markets Fund (Class I: EMRIX)** - *Awarded Best Fund over 5 years in the Emerging Markets Funds Category*

Lipper has awarded the Van Eck Global Hard Assets Fund: Class A Shares Best Fund out of 16 eligible investment companies for the ten year period ending 12/31/2014 in the Global Natural Resources category; the Van Eck International Investors Gold Fund: Class A Shares Best Fund out of 18 eligible investment companies for the ten year period ending 12/31/2014 in the Precious Metals Equity category; and the Van Eck Emerging Markets Fund: Class I Shares Best Fund out of 104 eligible investment companies for the five year period ending 12/31/2014 in the Emerging Markets Funds category.

[1]The Fund began investing under its current investment objective on December 18, 2002.

**Investing involves risk, including possible loss of principal. Bonds and bond funds will decrease in value as interest rates rise. The Van Eck Funds are subject to various risks, including those unique to foreign investing, non-diversification, industry concentration, emerging market securities, small-cap companies and debt securities.**

**Please see the prospectus and summary prospectus for information on these and other risks. An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing. To obtain a prospectus and summary prospectus, which contain this as well as other information, call 800.826.2333 or visit vaneck.com. Please read the prospectus and summary prospectus carefully before investing.**

- Market Vectors ETF business launched in 2006 with nation's first gold-mining ETF (GDX)
- Today, offerings include ETF solutions providing flexibility and access to global equity and income markets
- As of December 31, 2015, managed worldwide assets totalling $19.0B

| | Equity ETFs[2] | Ticker | Index Ticker[3] | Commencement Date |
|---|---|---|---|---|
| Hard Assets | Agribusiness ETF | MOO® | MVMOOTR | 08.31.07 |
| | Coal ETF | KOL® | MVKOLTR | 01.10.08 |
| | Global Alternative Energy ETF | GEX® | AGIXLT | 05.03.07 |
| | Gold Miners ETF | GDX® | GDMNTR | 05.16.06 |
| | Junior Gold Miners ETF | GDXJ® | MVGDXJTR | 11.10.09 |
| | Natural Resources ETF | HAP® | RVEIT | 08.29.08 |
| | Oil Refiners ETF | CRAK | MVCRAKTR | 08.18.15 |
| | Oil Services ETF | OIH® | MVOIHTR | 12.20.11 |
| | Rare Earth/Strategic Metals ETF | REMX® | MVREMXTR | 10.27.10 |
| | Solar Energy ETF | KWT® | MVKWTTR | 04.21.08 |
| | Steel ETF | SLX® | STEEL | 10.10.06 |
| | Unconventional Oil & Gas ETF | FRAK® | MVFRAKTR | 02.14.12 |
| | Uranium+Nuclear Energy ETF | NLR® | MVNLRTR | 08.13.07 |
| Country/Regional | Africa Index ETF | AFK® | MVAFKTR | 07.10.08 |
| | Brazil Small-Cap ETF | BRF® | MVBRFTR | 05.12.09 |
| | ChinaAMC A-Share ETF | PEK® | CSIR0300 | 10.13.10 |
| | ChinaAMC SME-ChiNext ETF | CNXT® | SZ399611 | 07.23.14 |
| | Egypt Index ETF | EGPT® | MVEGPTTR | 02.16.10 |
| | Gulf States Index ETF | MES® | MVMESTR | 07.22.08 |
| | India Small-Cap Index ETF | SCIF® | MVSCIFTR | 08.24.10 |
| | Indonesia Index ETF | IDX® | MVIDXTR | 01.15.09 |
| | Indonesia Small-Cap ETF | IDXJ® | MVIDXJTR | 03.20.12 |
| | Israel ETF | ISRA® | BLSNTR | 06.25.13 |
| | Poland ETF | PLND® | MVPLNDTR | 11.24.09 |
| | Russia ETF | RSX® | MVRSXTR | 04.24.07 |
| | Russia Small-Cap ETF | RSXJ® | MVRSXJTR | 04.13.11 |
| | Vietnam ETF | VNM® | MVVNMTR | 08.11.09 |
| Industry | Biotech ETF | BBH | MVBBHTR | 12.20.11 |
| | Environmental Services ETF | EVX® | AXENV | 10.10.06 |
| | Gaming ETF | BJK® | MVBJKTR | 01.22.08 |
| | Generic Drugs ETF | GNRX | IGNRXT | 01.12.16 |
| | Pharmaceutical ETF | PPH® | MVPPHTR | 12.20.11 |
| | Retail ETF | RTH® | MVRTHTR | 12.20.11 |
| | Semiconductor ETF | SMH® | MVSMHTR | 12.20.11 |
| Strategic Equity | Global Spin-Off ETF | SPUN | GSPIN | 06.09.15 |
| | Morningstar International Moat ETF | MOTI | MGEUMFUN | 07.13.15 |
| | Morningstar Wide Moat ETF | MOAT® | MWMFTR | 04.24.12 |

*Data as of January 13, 2016*

| | Income ETFs[2] | Ticker | Index Ticker[3] | Commencement Date |
|---|---|---|---|---|
| Income | BDC Income ETF | BIZD® | MVBIZDTG | 02.11.13 |
| | ChinaAMC China Bond ETF | CBON® | CDHATRID | 11.10.14 |
| | Emerging Markets Aggregate Bond ETF | EMAG® | MVEMAG | 05.11.11 |
| | Emerging Markets High Yield Bond ETF | HYEM® | EMLH | 05.08.12 |
| | Fallen Angel High Yield Bond ETF | ANGL® | H0FA | 04.10.12 |
| | International High Yield Bond ETF | IHY® | HXUS | 04.02.12 |
| | Investment Grade Floating Rate ETF | FLTR® | MVFLTR | 04.25.11 |
| | J.P. Morgan EM Local Currency Bond ETF | EMLC® | GBIEMCOR | 07.22.10 |
| | Mortgage REIT Income ETF | MORT® | MVMORTTR | 08.16.11 |
| | Preferred Securities ex Financials ETF | PFXF® | WHPSL | 07.16.12 |
| | Treasury-Hedged High Yield Bond ETF | THHY® | MVTHHY | 03.21.13 |
| | CEF Municipal Income ETF | XMPT® | CEFMXTR | 07.12.11 |
| | High-Yield Municipal Index ETF | HYD® | LMEHTR[4] | 02.04.09 |
| | Intermediate Municipal Index ETF | ITM® | LMT2TR[4] | 12.04.07 |
| | Long Municipal Index ETF | MLN® | LMT3TR[4] | 01.02.08 |
| | Pre-Refunded Municipal Index ETF | PRB® | LMPETR[4] | 02.02.09 |
| | Short High-Yield Municipal Index ETF | SHYD® | BMHYTR | 01.13.14 |
| | Short Municipal Index ETF | SMB® | LMT1TR[4] | 02.22.08 |

| Commodity ETF | Ticker | Index Ticker[3] | Commencement Date |
|---|---|---|---|
| Van Eck Merk Gold Trust[5] | OUNZ | N/A | 05.16.14 |

| Currrency ETNs[6] | Ticker | Index Ticker[3] | Commencement Date |
|---|---|---|---|
| Chinese Renminbi/USD ETN | CNY | SPCBCNY | 03.14.08 |
| Indian Rupee/USD ETN | INR | SPCBINR | 03.14.08 |
| Double Long Euro ETN | URR | DLONGEUR | 05.06.08 |
| Double Short Euro ETN | DRR | DSHRTEUR | 05.06.08 |

*Data as of January 13, 2016*

[2]ETF shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called “creation units” and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind and/or in cash. Shares may trade at a premium or discount to their NAV in the secondary market. [3]Index providers do not sponsor, endorse, or promote the ETFs and bear no liability with respect to any such ETF or security. [4]Market Vectors Municipal Bond ETFs seek to track as closely as possible, before fees and expenses, indices calculated and maintained by Barclays Capital. These indices are not publicly disseminated and therefore do not have tickers. [5]The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. [6]Morgan Stanley, issuer of the Market Vectors Currency ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the Market Vectors Currency ETNs. You may get these documents for free by visiting the Van Eck Global Web site at marketvectorsETNs.com or the EDGAR database on the SEC Web site at sec.gov. Alternatively, you may request a free copy of the prospectus by calling Van Eck Global at 800.826.2333; you may also request a copy from Morgan Stanley or any other dealer participating in this offer. Van Eck Securities Corporation is the exclusive marketer of Market Vectors Currency ETNs.

**For more information on Market Vectors ETPs and their underlying indices, call 800.826.2333. Investing involves substantial risk and high volatility, including possible loss of principal. Bonds and bond funds will decrease in value as interest rates rise. Please see the prospectus and summary prospectus for more details. Market Vectors ETF shares trade like stocks, are subject to investment risk and will fluctuate in market value. The market price of a Market Vectors ETF's shares may be more or less than the net asset value. An investor should consider the investment objective, risks, charges and expenses of Market Vectors ETFs carefully before investing. To obtain a prospectus and summary prospectus, which contains this and other information, call 800.826.2333 or visit vaneck.com. This material must be preceded or accompanied by a Van Eck Merk Gold Trust prospectus (http://www.vaneck.com/library/commodity-etfs-literature/). Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. Please read the prospectus and summary prospectus carefully before investing.**


Van Eck Global
SINCE 1955